[Letterhead of Rosetta Resources Inc.]

June 12, 2009

Via EDGAR and Overnight Mail

Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 3561

Washington, D.C. 20549-7010

Attention: H. Roger Schwall, Assistant Director

Re:	Rosetta Resources Inc. Registration Statement on Form S-3 Filed May 13, 2009 File No. 333-159225

Dear Mr. Schwall:

On June 8, 2009, Rosetta Resources Inc. (the “Company” or “we”) received the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the above-referenced filing (the “Registration Statement”). Simultaneously with the filing of this letter, we have filed through EDGAR Amendment No. 1 to the Registration Statement (“Amendment No. 1”).

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in italicized text.

Calculation of Registration Fee

1.	Footnote 1 indicates that the registration statement also covers an “indeterminate number of securities registered [in the Form S-3] as may be issuable from time to time upon conversion of, or in exchange for, or upon exercise of convertible or exchangeable securities as may be offered pursuant to the prospectus filed with this Registration Statement.” Please revise your disclosure to indicate whether all of the underlying securities are listed in the fee table and, to the extent that they are not, please revise your fee table to include the underlying securities.

Response: We acknowledge the Staff’s comment and have revised the language in Footnote 1 to the Calculation of Registration Fee in Amendment No. 1 accordingly. Please see the Calculation of Registration Fee table at the front of the Registration Statement.

Description of Warrants, page 29

2.	Warrants may not be issued for “other securities” that have not been registered under this registration statement unless the warrants exercisable for such other securities are not legally exercisable immediately or within one year of the sale of the warrant. All of

Securities and Exchange Commission

June 12, 2009

the underlying classes of securities to which the warrants relate must be identified in the registration statement.

Response: We acknowledge the Staff’s comment and have revised the disclosure in Amendment No. 1 accordingly. Please see page 29.

Description of Stock Purchase Contracts and Stock Purchase Units, page 30

3.	We note that the stock purchase contracts, and stock purchase units may be composed of “other securities or debt obligations of third parties.” It appears that such an issuance would involve the offer and sale of a separate security that is not being registered. Please explain how the distribution of those third-party securities will be effected in compliance with the registration requirements of the Securities Act.

Response: We acknowledge the Staff’s comment and have revised the disclosure in Amendment No. 1 accordingly. The description of stock purchase contracts on page 30 has been revised to remove the phrase “or debt obligations of third parties, including U.S. treasury securities.” Please see page 30.

4.	You intend to register an offering that may consist of purchase contracts and units, the specific terms of which are intended to be described in a prospectus supplement. Where the offered securities involve the issuance of a novel or complex security, we may have comments on the disclosure in the prospectus supplement. In addition, the issuance of any novel or complex securities may represent a fundamental change to the information contained in the registration statement and/or a material change to the plan of distribution such that a post-effective amendment would be required.

Response: We acknowledge the Staff’s comment.

5.	To the extent that you prefer to receive any potential staff comments prior to the time that you file a definitive prospectus supplement, you may submit the disclosure relating to the purchase contracts or units in preliminary form prior to filing in definitive form. In that case, ensure that you submit the proposed supplement sufficiently far in advance of the intended offering date to allow for staff review.

Response: We acknowledge the Staff’s comment and will undertake to submit the proposed supplement in a timely manner so that the Staff may have time to review the terms of any such contracts or units sufficiently far in advance of the intended offering date.

Exhibit 5.1

6.

We note the statement on page 9 of your Form S-3, that “[t]he indentures and debt securities (and any guarantees thereof) will be governed by New York law.” However, the legality opinion does not appear to include applicable New York law. Obtain and file

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June 12, 2009

a new opinion that addresses all applicable state laws, including those that will govern the indentures, debt securities, and debt guarantees.

Response: We acknowledge the Staff’s comments. The Exhibit 5 Opinion of Michael H. Hickey, Vice President and General Counsel of the Company, has been amended to address all applicable state laws, including those that will govern the indentures, debt securities and debt guarantees and states that he is relying on the opinion of Akin Gump Strauss Hauer & Feld LLP with respect to any matters governed by New York law. Both opinions are filed as Exhibit 5.1 with this Amendment No. 1.

7.	Each time you do a takedown of any of these securities, you must obtain and file a “clean” opinion of counsel as an exhibit for any securities you are taking down. Please confirm that you will file the appropriate clean opinions.

Response: We acknowledge the Staff’s comment and will obtain and file with the Commission a “clean” opinion of counsel as an exhibit for any securities we subsequently take down.

8.	The suggestion that the opinion is “solely” for the benefit of those named could create doubt regarding whether the reader is included in the group. Please obtain and file an opinion that contains no such limitation.

Response: We acknowledge the Staff’s comment and have revised the disclosure in Exhibit 5.1 to Amendment No. 1 accordingly. Please see page 10 of Exhibit 5.1.

Securities and Exchange Commission

June 12, 2009

If any member of the Commission’s Staff has any questions regarding the foregoing, or desires further information or clarification in connection therewith, please contact me at (713) 335-4000 or Christine B. LaFollette at (713) 220-5896.

Sincerely,

Rosetta Resources Inc.

/s/ MICHAEL J. ROSINSKI
Michael J. Rosinski

cc:	Christine B. LaFollette, Akin Gump Strauss Hauer & Feld LLP